Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	14 February 2014

SIMS METAL MANAGEMENT ANNOUNCES

FISCAL 2014 HALF YEAR RESULTS

RESULTS AT A GLANCE

STATUTORY (A$m)	HY14	HY13	Change %
Sales revenue	3,593.3	3,428.5	4.8
EBITDA[1]	113.0	32.1	252.0
EBIT	52.1	(321.4)	NMF	[2]
NPAT	9.3	(296.1)	NMF	[2]
EPS (cents) — diluted	4.5	(144.8)	NMF	[2]

UNDERLYING (A$m)	HY14	HY13	Change %
Sales revenue	3,593.3	3,428.5	4.8
EBITDA[1]	128.5	93.2	37.9
EBIT	67.6	31.0	118.1
NPAT	42.1	9.4	347.9
EPS (cents) — diluted	20.3	4.5	351.1

[1]	EBITDA is an unaudited measurement of non-conforming financial information.
[2]	NMF = not meaningful

Sims Metal Management Limited (the “Company”) today announced a statutory net profit after tax (“NPAT”) of $9.3 million for HY14, representing an earnings per diluted share of 4.5 cents. Underlying NPAT was $42.1 million, representing earnings per diluted share of 20.3 cents, for the half year ended 31 December 2013. See the Reconciliation of Statutory Results to Underlying Results for HY14 and HY13 in the Appendix 4D for more information.

Sales revenue of $3,593.3 million in HY14 was up 4.8% compared to HY13. At constant currency, sales revenue was down 5.3% due to lower average ferrous, non-ferrous and precious metal scrap prices. Sales volumes increased by 3.3% to 6.1 million tonnes in HY14 versus 5.9 million tonnes in HY13.

Statutory earnings before interest tax depreciation and amortisation (“EBITDA”) of $113.0 million was 252% higher than HY13. Underlying EBITDA of $128.5 million was 37.9% higher than HY13. The increase in underlying EBITDA was primarily due to much improved performance from the Group’s metal recycling operations in Australia, North America and the UK, as well as higher income from joint ventures. These earnings were partially offset by lower underlying EBITDA from the e-recycling businesses (“SRS”) in North America and the UK.

Underlying EBITDA for North America of $43.1 million was 14% higher than HY13, due to higher sales volumes and positive translation of earnings from a stronger US dollar. Underlying controllable costs at constant currency were $24.3 million lower compared to HY13. Improved performance from North America Metals was offset in part by weaker underlying EBITDA from North America SRS. We note particularly strong performance in our Eastern region, contrasted by difficult market conditions in our Gulf region which led to the idling of our shredding operations in Mobile, AL in November.

Australasia underlying EBITDA of $62.1 million was 111% higher over HY13. Stronger earnings were driven by increased sales volumes and improved sales margins in Australia Metals, as well as higher income from associates and joint ventures. At constant currency, underlying controllable costs were $16.1 million higher, up 16% in HY14 compared to HY13, due to increased intake volumes which were up 18% over the prior corresponding period. Australasia continues to deliver strong consistent earnings and cash flows for the Group. During HY14 construction commenced on a new shredding facility in Western Australia. Management expects the facilities to be operational in the second half of fiscal 2015.

Underlying EBITDA for Europe of $23.3 million was 10% lower than HY13. Improved performance in the UK Metals operations was offset by lower performance in UK SRS. UK Metals benefited from stronger sales margins and its cost reduction program undertaken in the second half of fiscal 2013 across the Group’s UK operations. At constant currency, underlying controllable costs were $16.6 million lower, down 12% in HY14 compared to HY13. Business improvements implemented at UK Metals are showing positive results. SRS in Europe remains challenging and we continue to implement restructuring efforts in the UK.

Total Group underlying controllable costs have been reduced by $55 million in H1 of FY14 when compared to H2 of FY12 on a constant currency basis. This equates to $110 million in annualised cost savings, which would exceed management’s $100 million target. Cost control will remain a priority for the Group.

Cash flow from operating activities was $37.8 million in HY14. A further $30.1 million was realised through the sale of non-core businesses in North America.

Capital expenditures were $29.2 million during HY14 which was significantly lower than capital expenditures of $82.2 million in HY13. Lower capital expenditures in HY14 reflect the recent completion of a number of major capital projects and our intention to maintain low gearing in recognition of difficult industry conditions over the last few fiscal years. The Company anticipates full year capital expenditures to be circa $90 million in FY14.

Net debt at 31 December 2013 was $121.2 million, a reduction of $32.6 million from 30 June 2013. Net debt over total capitalisation declined to 5.7%, from 7.4% at 30 June 2013.

INTERIM DIVIDEND

The Company has determined not to pay an interim dividend for HY14 due to the absence of meaningful statutory NPAT, and other factors. The Company’s dividend policy to distribute 45% to 55% of NPAT, subject to the Board’s discretion, remains unchanged.

MARKET CONDITIONS AND OUTLOOK

In our largest scrap sourcing market the United States, we are seeing economic activity slowly improving. Consumer confidence has grown steadily since 2008. Consumer confidence is currently tracking near six year highs, though it remains significantly below levels prior to the GFC. We expect restored consumer confidence will eventually kick start the replacement cycle for consumer durable goods and, in turn, increase scrap metal generation.

Despite positive leading indicators, US scrap metal generation remains weak. Based on US Geological Survey data, US ferrous scrap metal collection fell 5% through October 2013 calendar year-to-date, compared to the prior corresponding period. This low level of scrap generation, coupled with excess processing capacity in the industry, is keeping competition for unprocessed material intense. In our view, while the time lag between economic activity and scrap generation has taken longer than historical experience, this disconnect is not sustainable long term. Whilst these conditions persist, the Company will continue to address organisational issues within its control, such as costs and operating structure, so as to improve returns and better position the Company. Notwithstanding our intention to carefully manage costs, we remain committed to maintaining our position in the market to ensure that we will benefit from economic recovery, particularly in North America, as and when it occurs.

In Australia, key leading indicators point to a mixed outlook. Investment in the mining sector is showing early signs of decline, while General Motors and Toyota have announced they will cease auto manufacturing in Australia. Consequently, GDP growth has slowed and the unemployment rate has steadily increased. Within this challenging environment, several metal recycling competitors have either left markets or scaled back operations. These developments have created the opportunity for investment in a new shredding operation in Western Australia, which we expect to become operational in the second half of fiscal 2015.

In Europe, economic conditions are showing some signs of stabilisation, with particular strength noted in the UK. Consumer confidence in the UK has lifted materially, reaching a near six year high in September. Encouraging too for the UK Metals recycling business, the 2013 UK new car market had its best year since 2007 with 2.3 million cars registered, an 11% increase over the prior year.

Ferrous and non-ferrous markets ended stronger than they started in HY14. Elevated buying activity during November and December caused East Coast export ferrous scrap prices to close HY14 US$40/t higher than they began.

Entering H2 FY14, ferrous market trading conditions are challenging. Severe winter weather conditions in North America have restricted industry ability to collect and process at normal levels. Our ability to react as temperatures warm and scrap metal availability loosens will be a key determining factor for success in H2 FY14. We also note the steep deterioration in the currency of many emerging market economies impacted negatively on export demand early in H2 FY14. Most notably in Turkey the lira has fallen circa 15% against the US dollar since the start of FY14, increasing steelmakers’ costs and decreasing the attractiveness of imports.

Group Chief Executive Officer Galdino Claro stated, “I am pleased by the substantial efforts of our employees which have led us back to profitability, despite the continued challenges faced by the global metals recycling industry. At this early stage, having just joined the Company, I am encouraged by what I have seen. There exists a strong core of operating assets within Sims Metal Management, upon which the foundations for success can be built. However, I also see opportunities for change and material efficiency gains which can be won. My initial focus has been to re-establish a back-to-basics approach by management across the business so as to concentrate on our core drivers of profitability to become less dependent on cyclical industry recovery and capital investment to achieve attractive returns for shareholders. With that approach in place, I will progress my strategic review with my executive leadership team, and expect we will be in a position to update the market not later than our full year results.”

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 265 facilities and 6,100 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 63% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President — Investor Relations

Tel: +61 4 0960 0352